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                            April 9, 2024

       Mark Gerhard
       Chief Executive Officer
       Centurion Acquisition Corp.
       667 Madison Avenue, 5th Floor
       New York, NY 10065

                                                        Re: Centurion
Acquisition Corp.
                                                            Amendment No.1 to
Draft Registration Statement on Form S-1
                                                            Submitted March 29,
2024
                                                            CIK No. 0002010930

       Dear Mark Gerhard:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       March 14, 2024 letter.

       Form DRS/A submitted March 29, 2024

       Risk Factors
       If we are deemed to be an investment company, page 42

   1.                                                   Refer to prior comment
2. Please state clearly that in the event you were deemed to be an investment company you
may be required to change your operations or wind down your
                                                        operations.
 Mark Gerhard
FirstName   LastNameMark
Centurion Acquisition Corp.Gerhard
Comapany
April       NameCenturion Acquisition Corp.
       9, 2024
April 29, 2024 Page 2
Page
FirstName LastName
       Please contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Ruairi Regan at 202-551-3269 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Elliott M. Smith, Esq.